Arisawa Manufacturing Co., Ltd.

Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

January 25, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-2
Washington, D.C. 20549

07020795

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Adjustment of Forecast of Full-Year Results**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing
Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

January 25, 2007

To Our Shareholders

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Adjustment of Forecast of Full-Year Results

On the basis of the trend of recent performance, the forecast of business results in the full-year of the fiscal period ending March 31, 2007 (from April 1, 2006 to March 31, 2007), announced on September 21, 2006, was revised as follows. It is hereby announced.

1. Forecast of Consolidated Results for the Current Period
   Full-year (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	46,300	4,500	3,050
Current forecast (B)	42,700	3,450	2,150
Increased or decreased amount (B–A)	Δ3,600	Δ1,050	Δ900
Increased or decreased percentage (%)	Δ7.8%	Δ23.3%	Δ29.5%
Reference: Results of the previous year	44,759	5,320	3,892

2. Forecast of Individual Results for the Current Period
   Full-year (from April 1, 2006 to March 31, 2007)

(Unit: millions of yen)

	Sales	Ordinary profit	Current net profit
Previous forecast (A)	43,300	3,290	2,150
Current forecast (B)	39,600	2,600	1,650
Increased or decreased amount (B–A)	Δ3,700	Δ690	Δ500
Increased or decreased percentage (%)	Δ8.5%	Δ21.0%	Δ23.3%
Reference: Results of the previous year	41,696	3,676	2,419

3. Reasons for Adjustment

(Consolidated)

In connection with the revision of individual performance forecast, revision of the forecast of consolidated business results is made.

(Individual)

As the sales quantity of flexible printed circuit board materials and Fresnel lenses, our core products, are expected to be lower than the forecast as of September, forecast of sales, ordinary profit and net profit has been adjusted.

END